HEALTHDYNE TECHNOLOGIES, INC.
Presentation to Shareholders

                                                                   July 14, 1997

                                                                    Confidential

-----------------
Salomon Brothers
-----------------

DON'T BE FOOLED - HEALTHDYNE'S BOARD
STILL REFUSES TO AUCTION THE COMPANY

-----------------
Salomon Brothers                                                              1
-----------------

IT'S TIME TO ELECT DIRECTORS TO ACT ON YOUR BEHALF

      Invacare's Board Nominees are committed to considering all bona fide offers for Healthdyne in a prompt auction and sale.

o Over the past six months, Healthdyne has repeatedly asserted that the Company is not for sale

o Recent comments by Healthdyne have indicated that it hoped to announce a "value enhancing transaction" - what do they want shareholders to think they mean by this?

o     In any case, these comments still reflect no commitment on the part of the
                                                --
      Board to sell the Company

o Since January, Invacare has made every attempt to talk to management and negotiate a transaction

o Healthdyne refused to talk for six months and then imposed onerous conditions on Invacare that would force us to drop the tender and the proxy contest in order to speak to the Company

o As a result, Invacare has been unfairly excluded from whatever "process" Healthdyne is conducting to "evaluate its options"

o By contrast, Invacare's nominees are committed to promptly auctioning the Company and achieving the best available price and terms for shareholders to the best of their ability

o     Invacare's auction process would be open to and would solicit all
                                                                    ---
      interested parties

o Invacare's Proposals would facilitate the prompt auction and sale of Healthdyne

o After all, it is Invacare's actions in pursuing Healthdyne that have propelled the stock; without us, this stock would quickly return to the sleepy status quo

      ELECT INVACARE'S BOARD NOMINEES AND VOTE FOR ITS PROPOSALS TO ASSURE THAT THE BOARD PURSUES A SALE OF THE COMPANY AND SEEKS THE BEST AVAILABLE PRICE AND TERMS FOR SHAREHOLDERS.


----------------
Salomon Brothers                                                             2
----------------

DECIDE FOR YOURSELF IF HEALTHDYNE'S BOARD IS ACTING IN YOUR BEST INTERESTS

o Prior to Invacare showing any interest in Healthdyne, the Company consistently underperformed its market comparables

o On an operating basis, Healthdyne is smaller, less profitable and slower growing than its comparables

o For 8 straight quarters, Healthdyne had been unable to meet the market's expectations

o First and second quarter 1997 results managed to surpass Wall Street estimates by only $0.02 and $0.03, and then only after ignoring surprisingly large charges ostensibly related to resisting Invacare's premium offer

o In a period in which management was attempting to thwart Invacare's premium offer, there are indications that they used extraordinary efforts to bolster short term results

o Healthdyne's management and Board have used every method possible - including appealing to the Georgia legislature and defending the "dead hand" provision - to try to entrench themselves and take away the shareholders' right to choose

o Can shareholders afford to trust management's ability to meet future estimates . .

o . . . Particularly in an industry that is consolidating, and in which short term product advantages are quickly overtaken by competitors?

o In May 1996, Petit sold 17% of his holdings at prices between $13.00 and $14.25 per share, prices significantly less than Invacare's $15 per share offer, which Petit and the rest of the Board termed "grossly inadequate"

o Because of the Healthdyne Board's entrenching actions, Invacare can't give you the full choice of director Nominees you deserve at the Annual Meeting


----------------
Salomon Brothers                                                              3
----------------

AN AUCTION WILL ASSURE THE BEST RESULT FOR ALL SHAREHOLDERS

            ...Your best option is to vote for Invacare's four Nominees to constitute a majority of the Board and to vote for Invacare's Proposals.

o As a major shareholder of Healthdyne stock, Invacare is also interested in achieving the best available price and terms for the Company in excess of its offer

o     Invacare owns 4.7% of Healthdyne

o In the event that a better offer is not obtained, Invacare's current offer of $15.00 remains an excellent opportunity for shareholders

o Invacare's current offer represents a premium of approximately 70% over Healthdyne's $8.88 closing price on December 31, 1996, the day before Invacare made its initial acquisition proposal to Healthdyne

o This offer represents superior value for the Company and is a significant premium when compared to current comparable public market and private market multiples

o INVACARE'S OUTSTANDING OFFER IS ALL CASH, FULLY FINANCED AND HAS CLEARED ANTI-TRUST REVIEW; INVACARE COULD EXECUTE A TRANSACTION EXPEDITIOUSLY

      THANKS TO INVACARE'S OFFER, HEALTHDYNE'S SHARE PRICE HAS RESISTED THE RECENT MARKET COLLAPSE.

      HOW LONG WOULD THIS LAST IF INVACARE WENT AWAY?

      INVACARE'S GOAL IS TO PRESENT THE SHAREHOLDERS WITH THE BEST AVAILABLE OPTION FOR THE SALE OF HEALTHDYNE, EVEN IF INVACARE IS NOT THE SUCCESSFUL BIDDER.


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Salomon Brothers                                                              4
----------------

HEALTHDYNE'S STOCK PERFORMANCE

Shortly after Petit sold shares last summer, the company's stock price plummeted to $9 per share on disappointing earnings. It stayed at this range until Invacare rescued it by launching its premium offer in January.

                          [Graph of Healthdyne's daily
                           Stock Price and Trading Volume
                           from 4/11/96 through 7/10/97]

(a) 05/07/96 - 05/29/96: Petit sells 17% of his holdings at prices between
              $13.00 and $14.25 per share.
(b) 06/26/96: Petit disposes of an additional 23% of his holdings for "exchange fund" interests.
(c) 07/10/97: Stock falls 33% in a week on disappointing earnings expectations.
(d) 10/16/96: Stock rises on speculation of Apria contract. Confirmed next day.
(e) 01/02/97: Invacare makes $12.50 per share acquisition proposal privately to
              Healthdyne.
(f) 01/10/97: Invacare publicly announces $12.50 per share offer to Healthdyne.
(g) 01/27/97: Invacare launches $13.00 per share tender offer.
(h) 02/03/97: Healthdyne announces disappointing fourth quarter earnings.
(i) 03/20/97: Amendment proposed to Georgia corporate law intended to thwart the offer.
(j) 03/25/97: Georgia House of Representatives rejects amendment by 2-1 majority.
(k) 03/31/97: Invacare increases offer to $13.50 per share.
(l) 04/08/97: Healthdyne announces 1st quarter "window dressed" results of $0.16 per share, pro forma for $0.06 per share charge related to costs associated with the offer.
(m) 06/04/97: Invacare increases offer to $15.00 per share.
(n) 06/23/97: In response to Invacare's pressure, Healthdyne announces it will
              "explore alternatives" to offer, but reaffirms that company is not for sale.
(o) 07/10/97: Healthdyne announces 2nd quarter results of $0.20 per share, pro forma for $0.04 per share charge relating to costs associated with the offer.


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Salomon Brothers                                                              5
----------------

A GLIMPSE OF WHAT WOULD HAPPEN IF INVACARE WENT AWAY

During the management-entrenchment legislative initiative, Healthdyne traded down to $11 level because the proposed legislation might have been enacted. But as soon as the legislation was defeated, Healthdyne's stock rebounded to its prior levels reflecting Invacare's premium bid.


[Graph showing Healthdyne's daily high, low, open and close Stock Prices from 3/10/97 through 4/4/97 with 3/21/97 (the day Healthdyne attempted to change Georgia Legislation), 3/25/97 (the day the Georgia House voted overwhelmingly not to accept the proposal) and 3/28/97 (Good Friday and the day the Legislation died in committee) specially marked]


----------------
Salomon Brothers                                                              6
----------------

COMPARABLE TRADING OVER THE PAST YEAR

Until Invacare made its offer, Healthdyne's stock had under-performed its comparables.

[Graph showing weekly data of Price as a Percentage of Base Period for Healthdyne, the Home Healthcare Index (NELL, RESP, RESM, SMD, VITL) and the S&P Industrial Average (400 Stocks) from 1/6/95 through 12/27/96]

                                                        Summary Statistics:

                                                     High  Low  Average  Latest
Healthdyne Tech, Inc.                                136%   76%   108%     87%
Home Healthcare Index: (NELL, RESP, RESM, SMD, VTL)  167%  100%   142%    148%
S&P Industrial Average (400 Stocks)                  162%  100%   131%    162%

----------------
Salomon Brothers                                                              7
----------------

HEALTHDYNE TECHNOLOGIES, A LACKLUSTER PERFORMER

Healthdyne is...
smaller,                        less profitable,           and slower growing

LTM REVENUES                    LTM EBITDA MARGIN          3 YEAR REVENUE GROWTH

NELL              $737          NELL            30.6%      NELL          57.9%
SMD                660          SMD             22.6       SMD           26.8
RESP               161          RESP            19.9       RESP          19.5
HDTC               136          HDTC            16.8       HDTC          15.3
VITL                92          VITL            13.6       VITL          11.9
RESM                46          RESM             9.5       RESM           3.2
--------------------------------------------------------------------------------

LTM REVENUES                    LTM EBITDA MARGIN          3 YEAR REVENUE GROWTH

NELL              $60          NELL            20.9%       NELL          91.2%
SMD                19          SMD             15.1        SMD           51.6
RESP               19          RESP            11.9        RESP          40.9
HDTC                7          HDTC             8.1        HDTC          25.9
VITL                6          VITL             5.5        VITL           5.7
RESM                2          RESM             0.3        RESM         (32.7)
--------------------------------------------------------------------------------

Note: LTM is as of 3/31/97 for all companies except Healthdyne. For illustrative purposes, operating statistics for Healthdyne reflect results as of 6/30/97.


----------------
Salomon Brothers                                                              8
----------------

FLUCTUATING RESULTS

(Dollars in Millions, Except per Share Data)

      Healthdyne has failed to achieve steady quarter-to-quarter or year-to-year growth in revenues and earnings.


                                                                    THREE MONTHS ENDED

------------------------------------------------------------------------------------------------------------------------------------
                    6/30/95  6/30/96  % Change  9/30/95  9/30/96  % Change  12/31/95  12/31/96  % Change  3/31/96  3/31/97  % Change
                    --------------------------  --------------------------  ----------------------------  --------------------------
Revenues            $ 28.2   $ 28.6      1.4%   $ 25.7   $ 29.2     13.7%   $ 29.0    $ 33.1      14.1%   $ 27.5   $ 35.7    29.8%
Gross Profit          10.8     11.4      5.5%     10.4     12.0     15.2%     12.0      12.4       3.3%     11.5     13.8    20.5%
 Gross Margins        38.5%    40.0%              40.7%    41.2%              41.5%     37.5%               41.7%    38.7%
Operating Income    $  3.2   $  2.7    (15.7%)  $  2.6   $  2.7      4.5%   $  3.5    $  2.8     (20.2%)  $  3.4   $  4.0    15.4%
 Operating Margins    11.4%     9.5%              10.0%     9.2%              12.0%      8.4%               12.5%    11.1%
------------------------------------------------------------------------------------------------------------------------------------

                       THREE MONTHS ENDED
----------------------------------------------
                    6/30/96  6/30/97  % Change
                   ---------------------------
Revenues            $ 28.6   $ 38.1    38.1%
Gross Profit          11.4     16.0    39.9%
 Gross Margins        40.0%    42.1%
Operating Income    $  2.7   $  5.1    89.6%
 Operating Margins     9.5%    13.5%
----------------------------------------------

                                                                   TWELVE MONTHS ENDED

---------------------------------------------------------------------------------------------------------------------------------
                       12/31/93    12/31/94    % Change    12/31/94     12/31/95    % Change    12/31/95     12/31/96    % Change
                       --------------------------------    ---------------------------------    ---------------------------------
Revenues               $  68.6     $  89.0       29.8%     $  89.0     $  110.5       24.1%    $  110.5    $  118.3      7.1%
Gross Profit              28.1        33.6       19.5%        33.6         43.8       30.5%        43.8        47.3      8.1%
 Gross Margins            41.0%       37.7%                   37.7%        39.6%                   39.6%      40.0%
Operating Income       $   9.2     $   8.7       (5.3%)    $   8.7     $   12.2       40.1%    $   12.2    $   11.6     (4.9%)
 Operating Margin         13.4%        9.8%                    9.8%        11.0%                   11.0%       9.8%
---------------------------------------------------------------------------------------------------------------------------------


----------------
Salomon Brothers                                                              9
----------------

HEALTHDYNE'S INABILITY TO MAKE ESTIMATES

      For 8 straight quarters, Healthdyne had been unable to meet the market's expectations. In the first two quarters of 1997, Healthdyne's pro forma EPS finally met Wall Street's estimates, but only after ignoring surprisingly large charges ostensibly related to Invacare's premium offer.

[Graph showing quarterly data of Healthdyne's Normalized EPS from December 1993 through June 1997 and First Call Estimates 1- quarter prior from December 1993 through December 1997]

   Given management's poor track record, and the fact that the first two quarters surpassed estimates by only $0.02 and $0.03 in a period in which management was attempting to thwart Invacare's offer and get re-elected, can you afford to trust management's ability to meet future estimates?

      Note: *Pro Forma for per share charges relating to costs associated with Invacare's offer [denotes Healthdyne's EPS for first, second and third quarter of 1997 of $0.16, $0.16 and $0.20, respectively].

----------------
Salomon Brothers                                                             10
----------------

RELATIVE VALUATION


      Invacare's current offer is approximately 70% above Healthdyne's stock price on December 31, 1996 immediately prior to its initial offer. It also represents a premium to public trading values in Healthdyne
's sector.

                                       Premium/                                               Price/Earnings     Firm Value/LTM
                                   ------------------   Equity      Firm      LTM      LTM    -----
---------  -------
---------------
                                   Market  52 Wk. Low  Value(a)   Value(b)  Sales    Net Inc.      LTM
        Sales   EBITDA  EBIT
====================================================================================================================================
Healthdyne Technologies
    Pre-Offer (12/31/96) @ $8.875     0%       16%       $113       $142      $114      $6         20.2x       1.4x   10.1x   12.9x

    Current Tender Offer @ $15.00    69        97        $202       $231      $136      $7(c)      26.5x(c)    1.7x   12.5x   15.8x
    -------------------------------------------------------------------------------------------------
-------------------------------
Public Comparables
    N
ellcor Puritan Bennett                             $1,185     $1,156      $737     $60         18.7x       1.6x    9.3x   12.5x
    ResMed                                                174        147        46       7         24.2        3.2    16.2    21.7
    Respironics                                           479        484       161      19         24.8        3.0    13.3    16.3
    Sunrise Medical                                       285        482       660       2         NM          0.7     7.7    17.1
    Vital Signs
                       224        210        92      19         11.6        2.3     7.4     8.4
    --------------------------------------------------------------------------------------------------------------------------------
    LTM Mean @ 12/16/96                                                                            20.9x       2.2x   11.6x
   16.0x

    LTM Mean @ 07/10/97                                                                            19.8x       2.2x   10.8x   15.2x
    --------------------------------------------------------------------------------------------------------------------------------
    Change: Increase (Decline)                                                                     (5.2%)     (1.9%)  (7.1%)  (5.1%)
    --------------------------------------------------------------------------------------------------------------------------------
Invacare
    $24.00 @ 07/10/97                                    $735       $899      $637     $40         18.2x        1.4x  l0.4x   13.3x
    --------------------------------------------------------------------------------------------------------------------------------

(a) Equity Value is based on the purchase of all fully diluted shares at the offer price less any option proceeds. Includes 600,000 shares already purchased.

(b) Firm Value equals Equity Value plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less cash.

(c) As of June 30, 1997. Pro Forma for a $0.04 per share charge related to costs associated with the offer.

Note: 1997 & 1998 estimates are based on First Call estimates. Stock prices as of 7/10/97.

LTM with respect to the Pre-offer is 9/30/96. LTM with respect to the Current Offer is 3/31/97.

LTM for comparable companies is as of 3/31/97. LTM for Healthdyne is as of 6/30/97.


----------------
Salomon Brothers                                                             11
----------------

ACTING IN YOUR BEST INTERESTS

      Although Healthdyne's financials do not readily disclose any extraordinary efforts to boost short term earnings, we note that in the first two quarters ....

o INVACARE HAS BEEN INFORMED THAT CERTAIN OF HEALTHDYNE'S MAJOR INDEPENDENT SALES REPS HAD THEIR COMMISSIONS SUMMARILY REDUCED IN EARLY JANUARY AND THAT, AS SOON AS THE FIRST QUARTER ENDED, HEALTHDYNE'S CHAIRMAN PETIT PERSONALLY CALLED THE REPS AND REINSTATED THEIR COMMISSIONS - - WILL HEALTHDYNE RESTATE THE FIRST QUARTER?

o INVENTORY DAYS DROPPED SHARPLY IN THE FIRST QUARTER, POSSIBLY AS A RESULT OF CHANNEL-LOADING. INVACARE HAS BEEN INFORMED THAT SOME OF HEALTHDYNE'S MAJOR CUSTOMERS WERE PERSUADED TO PURCHASE NOT ONLY FIRST QUARTER REQUIREMENTS, BUT ALSO FUTURE REQUIREMENTS, THROUGH AN EXTENDED DATING PAYMENT PROGRAM, WITH HEALTHDYNE PAYING STORAGE COSTS.

o INVACARE HAS BEEN TOLD THAT HEALTHDYNE HAS OFFERED EXTENDED PAYMENT TERMS TO SELECT CUSTOMERS. ACCOUNTS RECEIVABLE DAYS HAVE INCREASED AND THE COMPANY HAS PAID ITS BILLS SLOWER AS WELL. DAYS PAYABLE INCREASED FROM 47 DAYS TO 73 DAYS(A) AS THE COMPANY ATTEMPTED TO MANAGE ITS WORKING CAPITAL.

o SG&A APPEARED TO DECLINE TO 23% FROM 26%(A), BUT WAS ANY SG&A REALLY ALLOCATED TO "MERGER-RELATED" EXPENSES AND, THEREFORE, DISREGARDED?

      (a) 2nd quarter 1997 from 2nd quarter 1996.


----------------
Salomon Brothers                                                             12
----------------

CONSTANT DISAPPOINTMENTS

      Healthdyne consistently disappointed Wall Street for 8 straight quarters and the analysts have been embarrassed into lowering their estimates again and again, often more than once in the same period. An instructive example from Michael J. Weber at Wheat First Butcher Singer:

      o     NOVEMBER 3, 1995
            "Estimates reduced somewhat. Despite some offset from the potential of higher margins (in part due to beginning sales of the higher-margin bi-level ventilator), we are reducing our 1996 EPS projection from $0.79 to $0.74. We are also fine-tuning our 1995 estimate to $0.50 from $0.52."

      o     FEBRUARY 26, 1996
            "EPS estimates somewhat reduced; still looking for notable growth.... Thus, we are fine-tuning our 1996 estimate downward by four cents to $0.70. We are introducing a preliminary 1997 projection of $0.85."

      o     MAY 3, 1996
            "With the quarter, we are reducing our estimate for 1996 to $0.68 from $0.70 to reflect continued softness in the concentrator market and the results from the first quarter In addition, we are fine-tuning our 1997 estimate downward to $0.84....".

      o     OCTOBER 30, 1996
            "We have further fine-tuned our EPS estimates downward for the next five quarters.... We are taking our 1997 projection down five cents to $0.65 (within a range of $0.60 to $0.70)".

      o     JANUARY 6, 1997
            "We are lowering (again) our Q4 and 1997 estimates.... We are dropping our 1997 projections from $0.65 to $0.60 to (1) build in even more conservatism; and (2) amid very early indications of additional pricing pressures in the industry."

            CONSTANT DISAPPOINTMENTS LIKE THESE CAN'T BE CURED WITH ONLY A COUPLE OF ON-TARGET QUARTERS.


----------------
Salomon Brothers                                                             13
----------------

HEALTHDYNE'S MANAGEMENT DOESN'T SEEM TO TRUST YOU

      Management has taken numerous actions meant to prevent you not only from accepting Invacare's offer, but also from exercising your right to elect directors at the upcoming 1997 Annual Meeting and other critical shareholder rights.

      AMONG OTHER THINGS, MANAGEMENT HAS:

      o IMPLEMENTED AND DEFENDED A DIRECTOR-ENTRENCHING "DEAD-HAND" PROVISION IN THEIR POISON PILL WHICH PURPORTS TO RESERVE ONLY TO THE CURRENT DIRECTORS OR THEIR HAND-PICKED SUCCESSORS THE RIGHT TO PULL THE PILL - RESULTING IN INVACARE ONLY BEING ABLE TO NOMINATE CANDIDATES FOR A MAJORITY OF THE BOARD WHILE IT PURSUES AN APPEAL

      o TRIED TO ENGINEER ANTI-SHAREHOLDER LEGISLATION IN GEORGIA THAT WOULD HAVE STRIPPED YOUR RIGHTS TO ELECT A FULL BOARD AT THE ANNUAL MEETING AND TO REMOVE DIRECTORS AT ANY TIME WITH OR WITHOUT CAUSE

      o     DELAYED THE ANNUAL MEETING AS LONG AS POSSIBLE

      o AMENDED THE BY-LAWS TO PERMIT MANAGEMENT TO DELAY A SPECIAL MEETING OF SHAREHOLDERS FOR MORE THAN FOUR MONTHS AFTER RECEIVING THE REQUISITE LEVEL OF VALID SHAREHOLDER DEMANDS


----------------
Salomon Brothers                                                             14
----------------

COERCION OF SHAREHOLDER VOTING FOR DIRECTORS

      The Director-Entrenching "Dead Hand" Provision

      o The current Board adopted a poison pill which has a "dead hand" provision - A PROVISION WHICH STRIPS FROM ANY DULY ELECTED DIRECTORS, OTHER THAN THE INCUMBENTS AND THEIR HAND-PICKED SUCCESSORS, THE ABILITY TO REDEEM OR AMEND THE RIGHTS

      o If the "dead hand" is enforced, shareholders would be reluctant to elect a completely new Board, even if they wanted an auction of the company and preferred Invacare's nominees, BECAUSE A NEW BOARD WITHOUT ANY INCUMBENTS WOULD LACK THE ABILITY TO DISARM THE POISON PILL AND PERMIT A SALE TO GO FORWARD

      o THE CURRENT DIRECTORS ARE BLATANTLY ATTEMPTING TO COERCE SHAREHOLDERS INTO RE-ELECTING THEM, by trying to strip from Invacare's nominees the one power they will need as Healthdyne directors to fulfill their mandate to auction and sell the company at the best available price and terms

      o Although many people, including Invacare, believe "dead hands" to be illegal and unenforceable, Healthdyne's board has vigorously defended it and a Georgia federal district court recently ruled that it would not enjoin it. INVACARE IS APPEALING THAT DECISION AS EXPEDITIOUSLY AS POSSIBLE.

      o Nonetheless, Invacare has been forced to reduce its slate to a simple majority in order to leave "continuing directors" on the Board (because until the "dead hand" is overturned, they will be the only directors empowered to disarm the pill) - thus proving the director-entrenching nature of the "dead hand."


----------------
Salomon Brothers                                                             15
----------------

OUTRAGEOUS ENTRENCHMENT ATTEMPT THROUGH LEGISLATION

      Just as flagrant and objectionable was management's effort to entrench itself by attempting to engineer eleventh-hour anti-shareholder legislation in Georgia at the expense of its own shareholders and the shareholders of every public Georgia corporation.

      o ON MARCH 20, 1997, THE SAME DAY INVACARE ANNOUNCED A SLATE OF DIRECTOR NOMINEES FOR HEALTHDYNE'S 1997 ANNUAL MEETING, A GEORGIA STATE SENATOR FROM HEALTHDYNE'S DISTRICT, ON BEHALF OF HEALTHDYNE, INTRODUCED LEGISLATION DESIGNED TO ENTRENCH THE HEALTHDYNE DIRECTORS. AMENDMENT WOULD HAVE:

            o Imposed staggered board scheme on all publicly-traded Georgia corporations, permitting only the corporation's board to opt-out prior to March 31, 1999

            o Eliminated right of shareholders to remove directors for poor performance (other than extreme circumstances such as felony conviction and gross dereliction of duty)

            o Eliminated other crucial shareholder rights, including to control the size of the board and to restrict the discretion or power of the board through by-law amendments

      o HEALTHDYNE USED EVERY "STEALTH" TACTIC IT COULD TO TRY TO CRAM THE LEGISLATION THROUGH WITHOUT DUE CONSIDERATION BY THE GEORGIA LEGISLATURE.

            o The legislation was introduced as an amendment to an otherwise uncontroversial corporate law bill already passed by the House

            o The amendment was proposed late in the afternoon, shortly prior to consideration of the full bill, with no advance notice or warning and no opportunity for normal hearings and study. There were only five full workdays remaining in the legislative session


----------------
Salomon Brothers                                                             16
----------------

      o EVEN AFTER THE GEORGIA HOUSE REJECTED THE LEGISLATION BY MORE THAN A 2-1 MAJORITY AND MAJOR PUBLIC OPPOSITION, including by Institutional Shareholder Services, the National Association of Corporate Directors, many major institutional Investors, the Georgia state auditor (controller of the Georgia state pension fund) and the Chairman of the Georgia State Bar Corporate Code Revisions Committee, Healthdyne's management and its legislative cronies desperately continued to try to push the legislation through.

            o The Atlanta Constitution lambasted it as a "stealth amendment" gathering speed like a "runaway train" without full debate or consideration.

            o The Atlanta Journal decried the "legislative meddling in a takeover battle" which would "dramatically change the state's whole investment climate", and opined that "this is the sort of thing the shareholders of a company ought to decide."

      o EVEN THOUGH IT FAILED, THIS EXPENSIVE EFFORT TO STRIP YOU OF CRITICAL RIGHTS HAS ALREADY COST YOU - IT WAS FUNDED BY HEALTHDYNE AND CHARGED AGAINST ITS FIRST QUARTER EARNINGS.

      This legislation would have been bad policy, bad law and bad process with only one goal: to entrench Healthdyne's management at the expense of shareholders of all Georgia corporations, including you.


----------------
Salomon Brothers                                                             17
----------------

THE OFFER

Invacare has been seeking to negotiate a mutually advantageous merger with Healthdyne for nearly a year. In January, Invacare took its offer to Healthdyne's shareholders.

--------------------------------------------------------------------------------

HISTORY:          SINCE SUMMER 1996 - Frequent contact attempts rebuffed

                  DECEMBER 1996 - Stock price closed at $8.88 on December 31,
                                  1996

                  JANUARY 1997 - Letter to Board offering $12.50 per share,
                                 subsequently made public Premium tender offer commenced at $13.00 per share

                  APRIL 1997 - Offer raised to $13.50 per share

                  JUNE 1997 - Offer raised to $15.00 per share (expires August
                              1, 1997 unless extended)

--------------------------------------------------------------------------------
KEY CONDITIONS:   1. Acquisition of at least 51% of the voting power, on a fully diluted basis;

                  2. Healthdyne's "poison-pill" rights being invalidated or
                     becoming inapplicable; and

                  3. Inapplicability, invalidation or satisfaction of the
                     Georgia anti-takeover statutes.
--------------------------------------------------------------------------------


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Salomon Brothers                                                             18
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

MARKET PERFORMANCE SINCE THE OFFER

Thanks to Invacare's premium offer, Healthdyne's stock has resisted the industry wide decline in values and multiples since January.

[Graph showing daily data of Price as a Percentage of Base Period for Healthdyne, the Home Healthcare Index (NELL, RESP, RESM, SMD, VITL) and the S&P Industrial Average (400 Stocks) from 1/1/97 through 7/10/97]

                                   Price/Earnings         Firm Value/LTM
                                   --------------    ------------------------
                                        LTM          Sales  EBITDA      EBIT
================================================================================
Healthdyne Technologies
  Pre-Offer (12/31/96) @ $8.875        20.2x         1.4x   10.1x      12.9x
  Current Tender Offer @ $15.00 (c)    26.5x (c)     1.7x   12.5x      15.8x
  ------------------------------------------------------------------------------
Public Comparables
  LTM Mean @ 12/16/96                  20.9x         2.2x   11.6x      16.0x
  LTM Mean @ 07/10/97                  19.8x         2.2x   10.8x      15.2x
  ------------------------------------------------------------------------------
  Change:Increase (Decline)            (5.2%)       (1.9%)  (7.1%)     (5.1%)
  ------------------------------------------------------------------------------

(a) 01/02/97: Invacare makes $12.50 per share acquisition proposal privately to
              Healthdyne.
(b) 01/10/97: Invacare publicly announces $12.50 per share offer to Healthdyne.
(c) 01/27/97: Invacare launches $13.00 per share tender offer.
(d) 02/03/97: Healthdyne announces disappointing fourth quarter earnings.
(e) 03/20/97: Amendment proposed to Georgia corporate law intended to thwart the offer.
(f) 03/25/97: Georgia House of Representatives rejects amendment by 2-1 majority.
(g) 03/31/97: Invacare increases offer to $13.50 per share.
(h) 04/08/97: Healthdyne announces 1st quarter "window dressed" results of $0.16 per share, pro forma for $0.06 per share charge related to costs associated with the offer.
(i) 05/16/97: Invacare files a Motion for a Preliminary Injunction ordering the elimination of "dead-hand pill" restrictions.
(j) 06/04/97: Invacare increases offer to $15.00 per share.
(k) 06/23/97: Healthdyne announces it will "explore alternatives" to offer, but reaffirms that that the company is not for sale.
(l) 07/10/97: Healthdyne announces 2nd quarter results of $0.20 per share, pro forma for a $0.04 per share charge related to costs associated with the offer.


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Salomon Brothers                                                             19
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

INVACARE'S PROPOSALS

      NUMBER OF DIRECTORS PROPOSAL

      o     Limit the Healthdyne Board to current seven seats

      o Prevent current Board from trying to manipulate Board size to their advantage - they've admitted they may need to increase Board size for "reasons unrelated to the Invacare offer"

      o Ensure that, if elected, Invacare's Nominees will constitute a majority of the Board

      DEAD-HAND ELIMINATION PROPOSAL

      o Require Healthdyne board to amend rights agreement to remove the "dead hand" provisions, thus permitting a newly elected board to disarm the poison pill to permit a sale transaction to go forward

      o District court has ruled that the Proposal will not be binding under Georgia law; decision is being appealed

      o If appeal is successful, adoption of the Proposal will eliminate the "dead hand"

      o In any case, Invacare believes that, if approved, the Proposal should still be presented at the Annual Meeting and will serve, at the least, as a shareholder demand that the Board remove the "dead hand"

      o Healthdyne is trying to use court's decision to avoid permitting any vote on the Proposal, forcing Invacare to go back to court just to let the shareholders voice their opinion

      BY-LAWS REPEAL PROPOSAL

      o Repeal all by-laws amendments adopted by current Board after March 20, 1997, the day Invacare delivered its notice to Healthdyne

      o Designed to prevent current Board from attempting to manipulate the corporate landscape to their advantage

      o Only direct effect known at this time: repeal amendments they adopted permitting them to delay calling a special meeting for more than four months after receiving a valid shareholder demand

      SPECIAL MEETING PROPOSAL

      o Reduce level of shareholders needed to demand a special meeting from 60% to 10%, require the Board to hold the meeting within 45 days of receiving valid demands, and otherwise streamline the special meeting process

      o Permit shareholders to demand special meetings promptly, without need for two separate proxy/consent solicitations

      o Give shareholders more effective power of oversight over future Boards, including Invacare's Nominees


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Salomon Brothers                                                             20
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

SUGGESTED ACTIONS

      VOTE FOR INVACARE'S NOMINEES AND PROPOSALS AT THE ANNUAL MEETING

      o ELECT A MAJORITY OF DIRECTORS WHO ARE COMMITTED TO PROMPTLY AUCTION THE COMPANY FOR THE BEST AVAILABLE PRICE AND TERMS TO THE BEST OF THEIR ABILITY

      o APPROVE PROPOSALS WHICH WILL FURTHER FACILITATE THE PROMPT AUCTION AND SALE OF THE COMPANY AND YOUR ABILITY TO OVERSEE IT


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Salomon Brothers                                                             21
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

APPENDIX


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Salomon Brothers                                                             22
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

WHO IS INVACARE?


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Salomon Brothers                                                             23
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

WHO IS INVACARE?

      Invacare is the largest and fastest-growing maker of home health care products, and has quickly reached a leading position in every market that it has entered. Healthdyne's product lines will complement Invacare's.

Product Lines                          Invacare               Healthdyne
--------------------------------------------------------------------------------
Respiratory Products

   Oxygen Concentrators                   X                       X

   Nebulizer Compressors                  X                       X

   Liquid Oxygen Systems                  X

   Sleep Apnea Products                                           X

Wheelchairs                               X

Scooters                                  X

Ambulatory Aids                           X

Home Care Beds                            X

Seating and Positioning Products          X

Mattress Overlays                         X
--------------------------------------------------------------------------------
     LTM Sales                      $637 million            $127 million
--------------------------------------------------------------------------------


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Salomon Brothers                                                             24
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

INVACARE MARKET PERFORMANCE

      According to a financial management survey of 10,000 public companies last January, Invacare is one of the 100 best performing companies in America, measured by growth and returns.

--------------------------------------------------------------------------------
      Seven Year Performance
--------------------------------------------------------------------------------


[Graph showing weekly data of Price as a Percentage of Base Period for Healthdyne and the S&P Industrial Average (400 Stocks) from 7/6/90 through 7/4/97]

                                             Summary Statistics:

                                          High    Low    Average    Latest
Invacare Corporation                      892%    85%      447%      670%
S&P Industrial Average (400 Stocks)       249%    83%      138%      247%

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Salomon Brothers                                                             25
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

CONSISTENT GROWTH

 (Dollars in Millions, Except per Share Data)

      Invacare's growth and returns met or exceeded Wall Street's expectations for 29 consecutive quarters (seven consecutive years).

                                                                   THREE MONTHS ENDED

------------------------------------------------------------------------------------------------------------------------------------
                     6/30/95  6/30/96  % Change  9/30/95  9/30/96  % Change  12/31/95  12/31/96  % Change  3/31/96  3/31/97 % Change
                     --------------------------  --------------------------  -------------------------------------------------------
Revenues             $122.3    $159.2    30.1%   $130.5    $158.1    21.1%    $143.5    $167.7     16.9%    $134.5  $151.5    12.7%
Gross Profit           40.1      51.4    28.1%     43.9      53.2    21.2%      48.9      55.3     13.0%      41.6    44.2     6.2%
 Gross Margins         32.8%     32.3%             33.6%     33.6%              34.1%     33.0%               31.0%   29.2%
Operating Income      $13.0     $16.7    28.9%    $15.7     $18.0    15.0%     $17.3     $20.5     18.4%     $10.2   $12.5    22.4%
 Operating Margins     10.6%     10.5%             12.0%     11.4%              12.0%     12.2%                7.6%    8.3%
------------------------------------------------------------------------------------------------------------------------------------

                                                                  TWELVE MONTHS ENDED

----------------------------------------------------------------------------------------------------------------------------------
                       12/31/93    12/31/94     % Change    12/31/94     12/31/95    % Change    12/31/95     12/31/96    % Change
                     ------------------------------------   ----------------------------------   ---------------------------------
Revenues                $365.5      $411.1        12.5%      $411.1       $504.0       22.6%      $504.0       $619.5       22.9%
Gross Profit             118.5       133.1        12.3%       133.1        166.3       25.0%       166.3        201.5       21.1%
 Gross Margins            32.4%       32.4%                    32.4%        33.0%                   33.0%        32.5%
Operating Income         $36.9       $43.7        18.6%       $43.7        $54.1       23.8%       $54.1        $65.4       20.8%
 Operating Margin         10.1%       10.6%                    10.6%        10.7%                   10.7%        10.6%
----------------------------------------------------------------------------------------------------------------------------------

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Salomon Brothers                                                             26
----------------